Exhibit 99.2

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2023 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2022 and the other information contained in such annual report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the six months ended June 30, 2023 and 2022:

Details	2023	2022
Revenues	100%	100%
Cost of Revenues	74.4	74.4
Gross profit	25.6	25.6
Research and Development expense	5.4	4.8
Marketing, general and administrative expense	5.1	5.0
Restructuring gain from sale of machinery and equipment, net	(7.1)	--
Restructuring expense	2.6	--
Operating profit	19.6	15.8
Financing and other income (expense), net	1.6	(1.2)
Profit before income tax	21.2	14.6
Income tax expense, net	(3.0)	(1.2)
Net profit	18.2	13.4
Net income attributable to non-controlling interest	(1.0)	(0.2)
Net profit attributable to the company	17.2%	13.2%

The following table sets forth certain statement of operations data for the six months ended June 30, 2023 and 2022 (dollars in thousands):

Details	2023	2022
Revenues	$712,802	$847,300
Cost of Revenues	530,568	630,229
Gross profit	182,234	217,071
Research and Development expense	38,783	40,799
Marketing, general and administrative expense	36,016	42,538
Restructuring gain from sale of machinery and equipment, net	(50,282)	--
Restructuring expense	17,776	--
Operating profit	139,941	133,734
Financing and other income (expense), net	10,921	(10,295)
Profit before income tax	150,862	123,439
Income tax expense, net	(20,788)	(9,492)
Net profit	130,074	113,947
Net income attributable to non-controlling interest	(7,482)	(1,837)
Net profit attributable to the company	$122,592	$112,110

Six months ended June 30, 2023 compared to six months ended June 30, 2022

Revenues

Revenues for the six months ended June 30, 2023 were $712.8 million, as compared to $847.3 million for the six months ended June 30, 2022. The $134.5 million revenue decrease is attributed mainly to a decrease in the quantity of products (CMOS silicon wafers) manufactured and shipped to our foundry customers from our factories during the six months ended June 30, 2023 as compared to the six months ended June 30, 2022, as well as  to the reorganization and restructuring of our Japan operations as executed during 2022, that included the cessation of operations of Arai factory in Japan, which resulted in no revenue from Arai factory for the six months ended June 30, 2023.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2023 amounted to $530.6 million as compared to $630.2 million for the six months ended June 30, 2022. The $99.6 million decrease in manufacturing cost is mainly due to the decreased quantity of wafers manufactured and shipped to our foundry customers from our factories as described above, which resulted in lower variable and other manufacturing cost, as well as having no cost associated with Arai factory in the six months ended June 30, 2023 due to the cessation of operations of Arai factory during 2022 as noted above.

Gross Profit

Gross profit for the six months ended June 30, 2023 amounted to $182.2 million as compared to $217.1 million for the six months ended June 30, 2022. The $34.9 million decrease in gross profit resulted from the $134.5 million revenue decrease, net of the $99.6 million decrease in cost of revenues, as described above.

Research and Development

Research and development expense for the six months ended June 30, 2023, amounted to $38.8 million, reflecting a decrease in cost of $2.0 million as compared to $40.8 million in the six months ended June 30, 2022.

Marketing, General and Administrative

Marketing, general and administrative expense for the six months ended June 30, 2023 amounted to $36.0 million, a decrease of $6.5 million as compared to $42.5 million recorded in the six months ended June 30, 2022, both reflecting approximately 5% of revenues.

Restructuring gain from sale of machinery and equipment, net

Restructuring gain from sale of machinery and equipment, net for the six months ended June 30, 2023 amounted to $50.3 million, and resulted from the gain on sale of machinery and equipment to third parties following the reorganization and restructuring of our Japan operations executed during 2022, which included the cessation of operations of Arai factory as noted above.

Restructuring expense

Restructuring expense for the six months ended June 30, 2023 amounted to $17.8 million, resulted from the reorganization and restructuring of our Japan operations executed during 2022, which included  the cessation of operations of Arai factory as noted above.

Operating Profit

Operating profit for the six months ended June 30, 2023 amounted to $139.9 million as compared to $133.7 million for the six months ended June 30, 2022. The $6.2 million increase in operating profit resulted mainly from the $50.3 million restructuring gain from sale of machinery and equipment, net of the $2.0 million decrease in research and development expense and the $6.5 million decrease in marketing, general and administrative expense, described above; offset by $34.9 million decrease in gross profit and by the $17.8 million restructuring costs described above.

Financing and other income (expense), net

Financing and other income (expense), net for the six months ended June 30, 2023 amounted to $10.9 million income as compared to $10.3 million expense for the six months ended June 30, 2022. The $21.2 million increase in financing and other income, net resulted mainly from higher interest gained from bank deposits, marketable securities and other financing income.

Income Tax Expense, net

Income tax expense, net for the six months ended June 30, 2023 amounted to $20.8 million as compared to $9.5 million income tax expense, net for the six months ended June 30, 2022. This $11.3 million increase in income tax expense, net is mainly a result of $27.4 million higher profit before tax for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 resulting mainly from the higher operating profit and higher financing and other income as described above.

Net Profit

Net profit for the six months ended June 30, 2023 amounted to $130.1 million as compared to a net profit of $113.9 million for the six months ended June 30, 2022. The increase in net profit in the amount of $16.2 million was mainly due to the increase in operating profit and the increase in financing and other income, net, offset by the increase in tax expense, net, as described above.

Net Income Attributable to Non-Controlling Interest

Net income attributable to non-controlling interest for the six months ended June 30, 2023 amounted to $7.5 million as compared to $1.8 million for the six months ended June 30, 2022.

Net Profit Attributable to the Company

Net profit attributable to the company for the six months ended June 30, 2023 amounted to $122.6 million as compared to $112.1 million for the six months ended June 30, 2022. The increase in net profit attributable to the company in the amount of $10.5 million was mainly due to the increase in the net profit of $16.2 million offset by the increase in net income attributable to non-controlling interest, of $5.7 million, as described above.

Impact of Currency Fluctuations

The Company currently operates in three different regions: The United States, Japan and Israel. In addition, the Company has initial activities in Italy related to the new fabrication facility that is being established by ST in Agrate, Italy. The functional currency of our entities in the United States, Israel and Italy is the US dollar (“USD”). The functional currency of our operations in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY, and our cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan. As the establishment of the facility in Italy progresses, the Company may be further exposed to the Euro exchange rate fluctuations in relation to the USD regarding any costs denominated in Euro.

The USD cost of our operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to costs that are denominated in NIS. During the six months ended June 30, 2023, the USD appreciated against the NIS by 4.9%, as compared to 12.5% appreciation during the six months ended June 30, 2022.

The fluctuation of the USD against the NIS may affect our results of operations as it relates to the entity in Israel. Appreciation of the NIS may have the effect of increasing the cost, in USD terms, of some of the purchases and labor costs that are denominated in NIS, which may lead to erosion of the profit margins. The Company uses foreign currency cylinder and forward transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range.

The majority of TPSCo revenues are denominated in JPY and the majority of TPSCo expenses are in JPY, which limits the exposure to fluctuations of the USD/JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD/JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined, fixed range.

During the six months ended June 30, 2023, the USD appreciated against the JPY by 9.3%, as compared to 18.5% appreciation during the six months ended June 30, 2022. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Liquidity and Capital Resources

As of June 30, 2023, the Company had an aggregate amount of $318.2 million in cash and cash equivalents, as compared to $340.8 million as of December 31, 2022. The main cash activities during the six months ended June 30, 2023 were as follows: $148.2 million net cash provided by operating activities; $194.7 million invested in property and equipment, net; $66.9 million provided by investments in short-term deposits, marketable securities and other assets, net; and $37.0 million debt repaid, net.

Short-term and long-term debt presented in the balance sheet as of June 30, 2023 amounted to $41.3 million and $178.9 million, respectively, and included loans, operating leases and capital leases. On March 31, 2023, we repaid the Series G debentures in full (principal and interest) and have no outstanding debentures or bonds as of June 30, 2023.